UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 5, 2011
Commission File Number: 001-33800
SearchMedia Holdings Limited

(Translation of registrant’s name into English)
Cayman Islands

(Jurisdiction of incorporation or organization)
Floor 13, Central Modern Building
468 Xinhui Road
Shanghai, China 200060

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SearchMedia Holdings Limited (the “Company”) filed the Notice of Annual General Meeting and Proxy Statement for the 2011 Annual General Meeting of shareholders of the Company as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. The Company filed the Proxy Card for the 2011 Annual General Meeting as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K. The 2011 Annual General Meeting of shareholders of the Company will also serve as the Company’s 2010 annual general meeting of shareholders.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2011	SearchMedia Holdings Limited
	By:	/s/ Wilfred Chow
		Name:	Wilfred Chow
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Notice of Annual General Meeting and Proxy Statement

Exhibit 99.2	Proxy Card for the 2011 Annual General Meeting

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